May 22, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Nordic Investment Bank Registration Statement No. 333-217876 on Schedule B

Ladies and Gentlemen:

We wish to advise you that we hereby join with Nordic Investment Bank’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 25, 2017 at 9:00 A.M. Eastern Daylight Time or as soon as practicable thereafter.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack D. McSpadden, Jr. Name: Jack D. McSpadden, Jr. Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene Name: Adam Greene Title: Vice President